UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 22, 2018

State Bank Financial Corporation
(Exact name of registrant as specified in its charter)

Georgia
(State or other jurisdiction of incorporation)

001-35139	27-1744232
(Commission File Number)	(IRS Employer Identification No.)

3399 Peachtree Road, NE, Suite 1900
Atlanta, Georgia	30326
(Address of principal executive offices)	(Zip Code)

(404) 475-6599
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company    ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INFORMATION TO BE INCLUDED IN THE REPORT

Item 7.01.  Regulation FD Disclosure

On December 24, 2018, State Bank Financial Corporation (“State Bank”) and Cadence Bancorporation (“Cadence”) issued a joint press release announcing that Cadence had exercised its right to increase the exchange ratio in the merger between Cadence and State Bank in accordance with the terms of the Agreement and Plan of Merger, dated as of May 11, 2018, by and between Cadence and State Bank (the “Merger Agreement”), as further discussed below in Item 8.01.

A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K, and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934.

Item 8.01.  Other Events

Cadence has exercised its right to increase the exchange ratio in accordance with the terms of the Merger Agreement. Upon closing of the merger, State Bank shareholders will now receive 1.271 shares of Cadence Class A common stock for each share of State Bank common stock. This action was taken on December 22, 2018 following Cadence’s receipt from State Bank of the notice contemplated by Section 8.1(h) of the Merger Agreement. Consummation of the merger is subject to the satisfaction or waiver of the closing conditions described in the Merger Agreement.

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Important Additional Information

In connection with the pending transaction between State Bank and Cadence, on June 13, 2018, Cadence filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) including a preliminary joint information statement of Cadence and proxy statement of State Bank and a prospectus of Cadence (the “Joint Information Statement/Proxy Statement and Prospectus”). The definitive Joint Information Statement/Proxy Statement and Prospectus was first mailed or otherwise delivered to Cadence stockholders and State Bank shareholders on or about July 27, 2018. On May 11, 2018, Cadence Bancorp, LLC, as the controlling stockholder of Cadence, delivered a written consent approving the transaction. On September 18, 2018, State Bank’s shareholders approved the transaction at a special meeting. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Stockholders of Cadence and shareholders of State Bank are urged to read the Registration Statement and Joint Information Statement/Proxy Statement and Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders are able to obtain a free copy of the Registration Statement and Joint Information Statement/Proxy Statement and Prospectus, as well as other filings containing information about Cadence and State Bank, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Registration Statement and Joint Information Statement/Proxy Statement and Prospectus and the filings with the SEC incorporated by reference therein can also be obtained, without charge, by directing a request to Cadence Bancorporation, 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056, Attention: Corporate Secretary or to State Bank Financial Corporation, 3399 Peachtree Road NE, Suite 1900, Atlanta, Georgia 30326, Attention: Corporate Secretary.

Item 9.01.  Financial Statements and Exhibits

 (d) Exhibits

Exhibit No.	Exhibit
99.1	Joint Press Release of Cadence Bancorporation and State Bank Financial Corporation dated December 24, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STATE BANK FINANCIAL CORPORATION

Dated: December 26, 2018	By:	/s/ Sheila E. Ray
Sheila E. Ray
Chief Financial Officer and Chief Operating Officer